Exhibit 99.1

News Release

For Immediate Release

West Fraser Releases 2023 Sustainability Report

VANCOUVER, B.C., May 31, 2024 – Today, West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) released its 2023 Sustainability Report. The report highlights the Company’s sustainability performance across a variety of environmental, social, and governance goals.

“We have the privilege of delivering renewable building products for the world,” said Sean McLaren, President and CEO, West Fraser. “I am proud of the work we have done to date and the level of commitment shown across our whole organization toward achieving our sustainability goals, but we have more work to do.”

“In 2024, we will make additional investments to help improve our emissions profile; enter into joint stewardship arrangements with some First Nations; and adjust our strategies as necessary to ensure we remain on the path to becoming a sustainability leader,” said McLaren.

2023 key achievements highlighted in the report include:

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Climate Action: West Fraser’s climate strategy is focused on measurement, evaluation and the prioritization of actions to decarbonize our scope 1, 2 and 3 greenhouse gas emission reduction targets that were validated through the Science Based Targets initiative (SBTi) in April 2023, helping the Company work towards achieving net zero.

•	Sustainable Forest Management: In 2023, forest management and fibre procurement requirements were modernized across the Company in a new corporate-wide policy.

•	Environment: Engagement began on the process of becoming an early adopter of the Taskforce on Nature-related Financial Disclosure (TNFD). Our membership was announced in January 2024.

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Safety: Safety remains our primary operating focus and in 2023 we achieved our lowest rate in the Company’s history for serious injuries. Our commitment to continuously improve so that we all go home safe each day remains our top priority.

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Indigenous Relations: Our work to achieve Progressive Aboriginal Relations Gold-level certification by 2030 continues to advance and new, innovative partnerships with Indigenous Nations have been built and are expected to be formalized in 2024.

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Governance: Several new policies were introduced last year including a Supply Chain and Human Rights Policy and a Supplier Code of Conduct to help align contractors to share West Fraser’s values and commitment to business ethics and human rights.

For more information, the full sustainability report is available on westfraser.com, as an online document or full PDF.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy from responsibly sourced wood fibre. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward -looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, our plans to make additional investments to help improve our emissions profile, the Company’s climate action strategy, including our focus on actions to decarbonize our scope 1, 2 and 3 GHG emission reduction targets, our SBTi commitment, and our plans to work towards achieving net zero, our plans to adopt TNFD, our commitments and ability to continuously improve our environmental, social and governance performance, including safety as our top priority, our plan to achieve Progressive Aboriginal Relations gold certification by 2030, our plan to enter into innovative partnerships with Indigenous Nations in 2024 and our plans to continue becoming a sustainability leader. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the expectations and assumptions concerning the implementation, performance and effectiveness of technology needed to achieve our sustainability goals and priorities, our access to sufficient capital and resources to undertake such projects and plans, the laws and regulations which will apply to our business, our ability to attract and retain skilled employees to implement our goals, targets and plans, environmental compliance costs generally, and assumptions regarding the development of our business generally, risks associated with climate change and the environment, risks associated with permitting, operational problems, changes in laws and governmental regulations, environmental compliance challenges, costs of compliance with environmental and other laws and regulation, risks relating to the development and use of new technology or lack of appropriate technologies needed to advance our goals, competition for labour and services and related shortages, natural disasters and adverse weather conditions, general business and economic conditions and the future operation and financial performance of the Company generally. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, as updated in our quarterly reports from time to time and other documents, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com